                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               S C H E D U L E 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 19


                          WORTHINGTON INDUSTRIES, INC.
                          ----------------------------
                                (Name of Issuer)

           Common Shares, No Par Value (Title of Class of Securities)

                                    981811 10
                                    ---------
                                 (CUSIP Number)


Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                        (Continued on following page(s))

                                Page 1 of 3 Pages

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CUSIP NO. 981811 10                                          Page 2 of 3

Item 1 (a).       Name of Issuer.
-----------       Worthington Industries, Inc.
                  ----------------------------

Item 1 (b).       Address of Issuer's Principal Executive Offices
-----------       -----------------------------------------------
                  1205 Dearborn Drive, Columbus, Ohio  43085

Item 2 (a).       Name of Person Filing.
-----------       ----------------------
                  John H. McConnell

Item 2 (b).       Address of Principal Business Office, or, if none, Residence
-----------       ------------------------------------------------------------
                  1205 Dearborn Drive, Columbus, Ohio  43085

Item 2 (c).       Citizenship.
-----------       ------------
                  United States

Item 2 (d).       Title of Class of Securities.
-----------       -----------------------------
                  Common Shares, no par value

Item 2 (e).       CUSIP Number.
-----------       -------------
                  981811 10

Item 3.
-------
                  Not Applicable

Item 4.           Ownership.
-------           ----------

                  (a)         Amount beneficially owned:
                              --------------------------
                              15,624,182

                  (b)         Percent of Class:
                              -----------------
                              16.89%

                  (c)         Number of Shares as to which such person has:
                              ---------------------------------------------

                              (i)     Sole power to vote or to direct the vote:
                                             15,624,182

                              (ii)    Shared power to vote or to direct the
                                      vote:
                                      -------------------------------------
                                             -0-

                              (iii)   Sole power to dispose or to direct
                                      disposition of:
                                      ----------------------------------
                                             15,624,182

                              (iv) Shared power to dispose or to direct the disposition of:
                                      ----------------------------------------
                                             -0-

Note: Excluded are 506,250 shares owned by Mr. McConnell's wife, as to which shares beneficial ownership is disclaimed.

Item 5.           Ownership of 5% or Less of a Class.
-------           -----------------------------------
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CUSIP NO. 981811 10                                                Page 3 of 3


                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More Than 5% on Behalf of Another Person.
------            ------------------------------------------------------
                  Of the shares listed in Items 4(c)(i) and (iii) above:
                  13,402,982 are held by JDEL, Inc., a Delaware corporation. Mr. McConnell is the President of JDEL, Inc. and the directors of JDEL, Inc. have given Mr. McConnell the voting and investment power over its Worthington Industries, Inc. shares.

                  The shares listed in Items 4(c)(i) and (iii) include 40,000 shares which may be acquired by Mr. McConnell under options granted under the Worthington Industries, Inc. 1990 Stock Option Plan.

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Securities Being Reported on by the Parent
                  -------------------------------------------------------
                  Holding Company.
                  ----------------
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
-------           ----------------------------------------------------------
                  Not Applicable

Item 9.           Notice of Dissolution of Group.
-------           -------------------------------
                  Not Applicable

Item 10.          Certification.
--------          --------------
                  Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:  February 2, 1999


                                                /s/ John H. Mcconnell
                                             ----------------------------------
                                                JOHN H. McCONNELL